Exhibit 12.1
QUEST DIAGNOSTICS INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS, EXCEPT RATIOS)

	FOR THE THREE MONTHS ENDED MARCH 31, 2016	YEAR ENDED DECEMBER 31,
		2015	2014	2013	2012	2011
Income from continuing operations before taxes, equity earnings and net income attributable to non-controlling interests........................................................	$172	$1,103	$823	$1,324	$1,042	$820
Adjustments:
Capitalized interest........................................	__	(1)	(3)	(1)	__	__
Distributed income from less than 50% owned companies........................................	8	18	24	25	25	29
Fixed charges.......................................................	54	229	249	237	239	245
Earnings from continuing operations before taxes and fixed charges, as adjusted..........................................................	$234	$1,349	$1,093	$1,585	$1,306	$1,094
Fixed charges:
Interest expense.......................................................	$36	$155	$169	$163	$169	$173
Portion of rent expense which represents interest factor............................................................	18	74	80	74	70	72
Total fixed charges.........................................................	$54	$229	$249	$237	$239	$245
Ratio of earnings to fixed charges..........................................................	4.3x	5.9x	4.4x	6.7x	5.5x	4.5x